Exhibit 4.8

DEED OF ACCESSION

THIS DEED Of ACCESSION (this “Deed”) is made as of the December 31, 2010.

BETWEEN:

(1)	Newsummit Biopharma Holdings Limited, an exempted company incorporated and existing under the laws of Cayman Islands (the “Company”); and

(2)	BROAD RESOURCES INVESTMENTS (GLOBAL) LIMITED, (the “New Investor”), a company incorporated and existing wider the laws of British Virgin Islands.

RECITALS:

(A)	The New Investor, the Company and certain other parties thereto have entered into a Series A Preferred Share Purchase Agreement (the “Share Purchase Agreement”) dated even date herewith, whereby the Company agreed to issue, and the New Investor agreed to subscribe, up to 101,481 Series A Preferred Share of the Company (the “Purchased Shares”) at the purchase price of US$9.854 per Purchased Share;

(B)	The Company and certain parties thereto have entered into a Shareholders Agreement (the “Shareholders Agreement”) dated July 23, 2010, which sets out the terms governing the shareholders’ relationship with respect to the Company;

(C)	It is a condition to the Closing under the Share Purchase Agreement that the New Investor shall execute and deliver to the Company this Deed of Accession and shall thereby agree to he bound by and be subject to the terms and conditions of the Shareholders Agreement pursuant to this Deed; and

(D)	The Company is entering into this Deed on behalf of itself and on behalf of the other Parties to the Shareholders Agreement (other than the New Investor).

NOW THIS AGREEMENT WITNESSES as follows:

1.	Interpretation. In this Agreement, capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Shareholders Agreement.

2.	Covenant. The New Investor hereby covenants to the Company, with respect to itself and as agent for all other persons who are at present or who may hereafter become bound by the Shareholders Agreement, to adhere to and be bound by and subject to all the duties, burdens and obligations of an Investor imposed pursuant to the provisions of the Shareholders Agreement and all documents expressed in writing to be supplemental or ancillary thereto as if the New Investor had been an original party to the Shareholders Agreement.

3.	Enforceability. Each Investor and the Company shall be entitled to enforce the Shareholders Agreement against the New Investor. The New Investor shall be entitled to all rights and benefits of the Investors under the Shareholders Agreement in each case as if the New Investor had been an original party to the Shareholders Agreement.

4.	Notice. Any notice required or permitted by the Shareholders Agreement shall be given to the New Investor at the address listed beside the New Investor’s signature below.

IN WITNESS WHEREOF, this Deed has been executed on the date first above written.

Newsummit Biopharma Holdings Limited
For and on behalf of
NEWSUMMIT BIOPHARMA HOLDINGS LIMITED

By:	/s/ Ren Jun
Authorized Signature(s)
Name: Ren Jun
Title: Director

BROAD RESOURCES INVESTMENTS(GLOBAL) LIMITED
For and on behalf of
BROAD RESOURCES INVESTMENTS(GLOBAL) LIMITED
By:
Authorized Signature(s)
Name:
Title:
	Address:	Suit 2702-03, China Insurance Bldg., 166 Lujiazni Road East Pudong, Shanghai 200120

Fax: